Mail Stop 6010

	November 23, 2005


Bruce Hahn
Chief Executive Officer
American Telecom Services, Inc.
2466 Peck Road
City of Industry, California 90601

Re:	American Telecom Services, Inc.
	Registration Statement on Form S-1
	Filed November 1, 2005
	File No. 333-129361

Dear Mr. Hahn:

      We have reviewed your registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with legible copies of the artwork that you intend to use in your prospectus. The text is illegible on the filed version. We may have further comment after reviewing those materials.

2. Update the disclosure throughout the filing to reflect your operations as of your most recently completed fiscal quarter.


Explanatory Note

3. We note you intend to do a selling shareholder offering, along with this firm commitment offering. In an appropriate location in the filing, please expand the disclosure to address the following:

* Explain in detail the transactions that relate to the initial issuance of the notes and redeemable warrants.
* Explain why you are attempting to register warrants to exchange for those that you issued privately, rather than simply registering the privately placed warrants for resale.
* Explain what exemption from registration you relied upon in initially issuing the notes and warrants.
* Describe all the material terms of the notes and warrants, including conversion and exercise terms. Explain how the warrants you are attempting to register differ from those initially issued.
* Describe the timing of the two offerings and any adverse consequences that could result in conducting concurrent offerings.
* Since there is currently no trading market, revise the selling shareholder prospectus to state the price that the selling shareholders will offer and sell their shares until an established trading market develops, or clarify that the selling shareholders cannot offer and sell any securities unless the IPO takes place.
* Clarify whether any of the shares and/or warrants you are attempting to register for resale are subject to the lock-up agreement you describe on page 11.

We may have further comments.

Summary, page 1

4. Please revise your disclosure in the first paragraph of the "Our company" section to state, if true, that you are a development stage company and have generated nominal revenues to date.

5. Please revise your disclosure in the first sentence to clarify whether you currently offer a broadband phone product. If you do not, disclose when you anticipate that you will begin offering this service.

6. Please provide copies of the industry reports cited throughout the
registration statement, clearly marking the relevant sections.
For
example, you cite industry estimates by Jupiter Research in the forth
paragraph on page 1, Atlantic ACM in the second paragraph on page
2
and unnamed industry research in the first paragraph on page 26. Please also disclose the source of your quoted industry estimates. In addition, please tell us whether the sources of the citied statistics have consented to your use of their data and whether any reports were prepared specifically for your use.

7. We note your disclosure that you have "already secured approved vendor status" from the retailers named on page 1. Please revise your disclosure to clarify the meaning of "approved vendor status."

8. Please disclose the basis for your statement in the third paragraph on page 1 that you expect to sell your products to the retailers named on page 1. If your products are not currently sold in the stores named, please identify those remaining obstacles, if any, to sales to such retailers. Delete the names of any vendors who have not explicitly agreed to sell your products or for whom further approval is required. Apply this comment to similar disclosure on page 29.

9. According to the SunRocket website, any touchtone phone will work with its easy-to-install VoIP service. Expand your disclosure to explain why you believe customers will choose to purchase your broadband phone.

10. Please balance the disclosure of your benefits and strategies with equally prominent disclosure of your risks, challenges and limitations.

Risk Factors, page 6

11. Please add appropriate risk factor disclosure regarding your dependence on single or limited source manufacturers or service providers.

12. Expand the caption in the first risk factor to specifically state that your independent auditor has issued an opinion that expresses substantial doubt about your ability to continue as a going concern.

13. We note the second risk factor. Expand to clarify whether you expect to meet the minimum requirements by the end of December.

14. Also, it appears you already failed to meet the commitment levels in the IDT agreement, giving IDT the right to terminate the agreement or renegotiate the terms. Expand to discuss.

15. If true, please add appropriate risk factor disclosure regarding the fact that you are authorized to issue a substantial number of shares of common and preferred stock without receiving additional shareholder approval and that such shares may have rights and preferences superior to those of the offered securities

16. Expand the last risk factor on page 12 to quantify the "nominal price" your founders paid for their shares.

17. Add a risk factor discussing the fact that you issued notes and warrants in your most recent fiscal quarter that are convertible or exercisable into common stock at considerably less than the IPO price, and quantify the effect.

Dilution, page 17

18. Please disclose the dilution your new investors will experience if the underwriters exercise their over-allotment option in full, including the pro forma net tangible book value per share, the increase in net tangible book value per share to your existing stockholders, and the dilution to new investors per share.

19. We note that the table does not include common stock issuable upon exercise of the redeemable warrants, the representative`s purchase option and the options and other stock-based awards granted under your 2005 stock option plan that are outstanding. Provide additional disclosure to explain how the numbers will change assuming exercise of all outstanding warrants and options.

Capitalization, page 18

20. Explain in more detail the reasons for the additional interest expense upon conversion of the notes described in the third bullet, and explain how it was calculated.

21. Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Plan of Operations, page 20

22. Please revise to include a discussion of recent accounting pronouncements that are expected to impact your financial statements in accordance with SAB Topic 11-M. Additionally, please consider including these disclosures in the notes to the financial statements.

Overview, page 20

23. Identify the national retailer who is currently marketing your phones.

24. Please provide support for the statement that your phones "will be marketed to the retail mass market through a variety of distribution channels, including office superstores, electronics stores, mass retailers, department stores and internet-based retail distribution outlets." Revise to disclose the material terms of any agreements with such distributors, or if there are none, so state.

25. At the top of page 22, quantify how much of the proceeds will be used for executive and administrative salaries.

General and Administrative Support, page 22

26. We note that you "have not incurred any expenses for leased space prior to this offering" and see on page 33 that Databyte provides you with warehousing, distribution, customer support services and executive offices of approximately 25,000 square feet in exchange for two percent of net revenues. Considering that you have no reported revenues, please tell us how you are accounting for these services and rental space.

Results of Operations, page 22

27. Please revise the filing to provide the information regarding off-balance sheet arrangements required by Item 303 of Regulation
S-
K.

Liquidity and Capital Resources, page 22

28. Please revise to provide more details of your specific plan of operations and the expected funding needs and sources. In addition, revise your discussion to address what will happen if you are unable to obtain the necessary additional funding.

29. You state that CIT Commercial Services guarantees and makes collection of applicable accounts receivable balances. In return, you pay certain factoring fees and charges as well as provide certain credits, allowances, trade discounts and cash discounts on the face value of the accounts receivable it guarantees. Please tell us and revise to describe how you have accounted for this arrangement, including your consideration of SFAS 140.

Business, page 25

General, page 25

30. Please revise your disclosure here and in the Prospectus
Summary
section to identify the retailer and disclose the amount of the purchase order referenced in the second paragraph.

31. We note that you have no revenues to date and have not disclosed any sales of your broadband phone bundle. Please reconcile this with your statement in the second sentence on page 25 that "[w]e sell our phone/service bundles . . ."

32. Please provide independent and objective support for your statements of leadership. For example, we note disclosure on page 25 that SunRocket, Inc. is "an emerging leader in the provision of VoIP services" and that IDT Corporation is "a leading communications carrier."

33. Please revise your disclosure here and in the Prospectus Summary section to state the percentage of monthly service revenues to which you will be entitled pursuant to your agreements with IDT and SunRocket. We note that these are your major sources of future revenues and that this information appears material.

Our VoIP offering, page 26

34. Expand to disclose whether your competitors market phones with the same capability as those you intend to sell.

Our prepaid long-distance offering, page 26

35. Explain what, if anything, differentiates your product from a wide variety of similar products on the market.

Strategic service providers, page 27

36. Please revise your disclosure on pages 27 and 28 to disclose all material terms of these agreements, including the minimums to which you refer in the second risk factor and your ability to satisfy those minimums.

37. In the first full paragraph on page 29, you discuss the minimum account activation term periods, but it appears from page 6 of the agreement that those periods have passed without meeting the minimums. Expand to discuss.

Services, page 29

38. Please provide us with objective support for the statement in the second paragraph that you "offer our customers rates that, at this time, are among the lowest available in the industry."




Regulation, page 31

39. We note the first sentence in the penultimate paragraph on page
31. Please revise your disclosure to clarify the "certain" purchasers to whom you are referring.

International regulatory environment, page 32

40. Please disclose in greater detail foreign government regulations that are material to your business.

Competition, page 33

41. Please revise to identify, if material, competition created by free, peer-to-peer VoIP providers such as Skype.

42. The disclosure as currently written is generic and should be revised to specifically address the current state of competition, rather than what "may" be happening. Discuss in reasonable detail your major competitors and the competing technology, costs, and quality of services.

Certain Transactions, page 38

43. Please file any material agreements entered into in connection the transactions between Mr. Burstein and you described in the first paragraph of this section. Also, expand to state the material terms of the notes and warrants and the number of shares Mr. Burstein will receive upon conversion and exercise.

44. Expand the second paragraph to state the consideration paid by The Future, LLC, in exchange for 18.1% of your stock. Clarify, if true, that The Future, LLC is not affiliated in any way with any of your officers and/or directors.

45. Discuss the material terms of other stock issuances to affiliates, including in June, 2004 and those discussed on page II-2.
Disclose the number of shares issued, the price per share paid, and the identity of the purchasers and their affiliation with the issuer.
Also discuss the stock split.

46. Discuss in an appropriate location your intent to have Adam
Somer
execute an employment agreement, provide all material terms of the agreement and describe his duties under the agreement. Explain his business relationship with Mr. Feuerstein.



Principal Securityholders, page 40

47. We note footnote 2. We also note that Mr. Burnstein was issued
$25,000 in notes and 33,333 warrants. Explain in appropriate location in the disclosure why he is entitled to 21,625 shares upon conversion of the notes and 58,333 shares of common stock upon exercise of the warrants, and disclose his warrant exercise price.

Description of the Securities, page 42

48. We note the first paragraph, which states that you have 2 million shares outstanding, held by five holders of record. Reconcile this disclosure with that on page 40, and revise the "percent of class prior to offering" column.

49. Please revise to describe the material terms of your "private" warrants, including disclosure of the exchange mechanism. In so doing, please reconcile your disclosure here, which states that the warrants are "exchangeable," with disclosure on page 22, which states that the warrants will be "automatically converted" upon consummation of the offering. Address the extent to which the tender offer rules apply to this exchange.

50. It appears that the disclosure in the penultimate paragraph under the caption "Redeemable Warrants" constitutes a significant risk that should be addressed in the "Risk Factors" section of the prospectus.
Please revise or advise.

Selling Securityholders` Prospectus

51. Describe the transactions that resulted in the issuance of the notes and warrants, including the material terms of the securities and the applicable conversion rate for the notes and warrant exercise prices. Provide clarifying disclosure to explain and reconcile the cover page with the selling shareholders table. For example, you may want to revise the table to have columns showing shares currently outstanding and shares underlying warrants that total the amounts in the "number of shares beneficially owned" column for each shareholder. Each row should reflect the total amounts on the cover page.

Selling Stockholders, page 4

52. Please reconcile the number of shares beneficially owned by Lawrence Burstein in the table on page 4 with the number of shares listed in the Principal Securityholders table on page 40.

53. Please tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer. Any selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter. We may have further comment based on your response.

54. Identify the natural persons who beneficially own the shares held by the entities named in the selling securityholder tables.

55. Steve Millner is identified as a selling shareholder but is not named on page II-3. Please revise or advise.

Financial Statements, page F-1

56. Please update the financial statements, if necessary, as required by Rule 3-12 of Regulation S-X.

57. Please include an updated accountant`s consent with all amendments to the filing.

Note 1. Description of the business and basis of presentation, page
F-7

58. We note your discussion regarding the Company`s ability to continue as a going concern. Please revise to include a detailed discussion of the Company`s viable plan of operations, including the expected costs, financing needs and sources of financing in accordance with FRC 607.02. The specific plans to address the threat of the going concern issues and the plans to resolve the doubts about the entities continued existence should also be discussed.

Note 2.  Summary of significant accounting policies, page F-7

59. We see on page 33 that you expect to offer customers a one year warranty and you expect to have the ability to return defective phones to the manufacturer. Considering that you have now begun sales of your products, please update your disclosures to state your warranty accounting policy.

Revenue Recognition, page F-7

60. Please revise your revenue recognition footnote to address the following:

* Please tell us how you recognize revenue from your sales of phones, specifically identifying in each instance those events that would indicate that each criterion outlined in SAB Topic 13A has been met.
* Clarify why shipment is the appropriate point for revenue recognition, including whether the terms of shipment are FOB shipping or destination.
* Please describe the material terms of your agreements with your two service providers (SunRocket, Inc. and IDT Corporation). Also, discuss your accounting policy for each type of revenue stream you expect to have with these two providers, including subscriber fees, co-op fees, carrier agent fees and any other arrangements making specific references to GAAP.
* Please explain why carrier agent and co-op fees will be recognized in the period the subscriber activates the phone making specific references to GAAP, including SAB Topic 13A and EITF 00-21.
* We note that you bundle your phones with the broadband services and prepaid long distance communications services. Please tell us whether this is a multiple element arrangement and how you considered
EITF 00-21 in your accounting.
* In your business section on page 29, you state that you plan to provide a certain percentage of your service fees earned to retailers. Please further describe the nature of these arrangements and how you have accounted for them under EITF 01-09 and other applicable literature.
* We see on page 28 that you "must deliver certain minimum account activations" to IDT. Please tell us how you are accounting for these minimum requirements citing applicable literature.

Subsequent Event, page F-11

61. Please tell us how you evaluated the embedded conversion feature
of the 6% and 8% notes in determining whether the conversion features
are embedded derivatives that you should separate from the debt host
and account for at fair value under SFAS 133. Please ensure your response includes consideration of all relevant terms included within the notes in making this determination including the variable rate conversion feature, the reset feature of the conversion rate in the case of subsequent issuances of securities at a lower price, the automatic and mandatory conversion features, and the registration rights for the shares underlying the conversion option and the associated penalty that may cause a 33% reduction in the conversion price. Cite the accounting literature you applied and how you applied the literature to your situation. Please refer to SFAS 133 and EITF 00-19 and 05-02.

62. We note that you are accounting for the private warrants issued with the 6% and 8% convertible notes as permanent equity. We also note that you intend to account for the representative`s option and the redeemable warrants as permanent equity. In order to help us evaluate whether permanent equity classification for each of these instruments is appropriate, please analyze for us how you determined the appropriate accounting for each. Cite the accounting literature you applied and how you applied the literature to your situation. Refer to SFAS 150 and 133 and EITF 00-19. In this regard, your response should address the following:

* With respect to the redeemable warrants, we note that the warrants are not detachable from the common stock until the public offering is completed.
* With respect to the private warrants, we note that if the resale registration statements is not declared effective on or prior to the
180th day after the date of the VOP abandonment notice, then on the
181st day after the notice the exercise price of the warrants and representative`s purchase option and the conversion rate of the notes will be reduced by 33%. This will also cause the warrants to become subject to a cashless exercise feature and you will remain obligated to cause the resale registration statement to be declared effective.
* We note that the exercise price of the private warrants is variable. In the event that the VPO price is less that $5.05, the number warrants represented by the warrant certificate will be adjusted upward to a new number such that the exercise price multiplied by the new warrant quantity is equal to $5.05 multiplied by the old warrant quantity.
* The private warrants are exchangeable into the VPO warrants.
* The exercise price of the private warrants resets for subsequent issuances of securities at lower prices. There appears to be no limitation (floor) on this feature.
* The redemption feature of the redeemable warrants.
* The requirement that you register and maintain registration for the common shares underlying the redeemable warrants and representative`s purchase option.

63. Please show us how you determined the carrying value of your debt as of June 30, 2005 of $1,000. Please note that debt issuance costs should be reported as a deferred charge rather than included in discount on debt. Please refer to AICPA TPA 3200.01.

64. Please disclose all of the material terms of (a) the redeemable common stock warrants, (b) the representative`s purchase option,
(c)
the private warrants, (d) the 6% convertible notes, and (e) the 8% convertible notes. Include a discussion of -

* Settlement alternatives and who controls them.
* Conversion rates, interest rates, and exercise prices and the reasons for any adjustments thereto as well as how the rates/prices are adjusted.
* Term.
* Redemption features.
* Conversion terms including the terms of any automatic or mandatory conversions.
* Registration rights and the nature and amount of any associated penalties or remedies for failure to meet the terms of the agreement.
* Terms associated with the exchange of the private warrants into VPO warrants. Please include whether the exchange is optional or mandatory and, if optional, at whose option.
* Cashless exercise features.
* Whether and when the warrants are detachable.

65. Please respond to the following comments with respect to (a) the redeemable common stock warrants, (b) the representative`s purchase option, (c) the private warrants, (d) the beneficial conversion feature on the 6% convertible notes, and (e) the beneficial conversion feature on the 8% notes.

* Tell us and disclose the initial valuation of each instrument.
* Tell us and disclose the method you used, or will use, to determine the value.
* Tell us and disclose the significant assumptions underlying the valuation including the term, volatility, underlying common stock fair value, dividend rate, and discount rate.
* Tell us how you determined the amount of each of the underlying assumptions.
* Tell us and disclose how you allocated the proceeds of the issuance of the hybrid instrument and tell us why.
* With respect to any beneficial conversion feature, tell us and disclose the excess of the aggregate fair value of the instrument the holder would receive at conversion over the proceeds received and the period over which the discount is amortized.

Please refer to APB 14 and EITF 98-5 and 00-27 and SFAS 123 and
123R
and SAB Topic 14.

66. Please revise throughout the document to clarify, if true, that the convertible notes were issued with the private warrants which will be exchanged into the redeemable warrants upon consummation of the offering. For example, on page F-12 you state that the holders of the 8% convertible notes received redeemable warrants and not private warrants.

67. Please tell us and disclose how you will account for the exchange of the private warrants for the redeemable warrants. Tell us why. Cite the accounting literature upon which you relied and explain how you applied that literature to your situation. Discuss whether or not the exchange will result in a gain or a loss, how you will determine the amount thereof, whether you will recognize the gain or loss, and how you will classify any amount recognized.

Part II

Recent Sales of Unregistered Securities - Page II-2

68. Please revise your disclosure generally to include all of the information required by Item 701 of Regulation S-K, including the exemption from registration claimed the facts relied upon to make the exemption available.

Undertakings, page II-5

69. Please revise to include the entire undertaking required by Item
512(a) of Regulation S-K.

Exhibits

70. We note that you have requested confidential treatment for
portions of exhibits 10.4 and 10.5.   We will review and provide
any
comments on your request separately. Comments on regarding your request must be resolved before we may accelerate the effectiveness of this registration statement.

71. For exhibits covering contracts and/or agreements that have been entered into, refile executed copies of the exhibits to replace those that are undated and unsigned.

*     *     *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact at Praveen Kartholy at (202) 551-3778 or Lynn
Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Donald
C. Hunt at (202) 551-3647 or me at (202) 551-3800 with any other questions.

      Sincerely,



Peggy Fisher
Assistant Director


cc (via fax):  	Ira Roxland, Esq., Sonnenschein Nath &
Rosenthal
LLP
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Bruce Hahn
American Telecom Services, Inc.
November 23, 2005
Page 1